FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2012

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2012

(Unaudited – prepared by management)

Expressed in Canadian Dollars

NOTICE TO READER

These unaudited condensed consolidated interim financial statements of Max Resource Corp. for the three months ended March 31, 2012 have been prepared by management and approved by the Board of Directors. These unaudited condensed consolidated interim financial statements have not been reviewed by the Company’s external auditors.

Max Resource Corp.

Condensed Interim Consolidated statements of financial position

(Expressed in Canadian dollars - unaudited)

As at

	Notes	March 31, 2012	December 31, 2011 (Audited)
ASSETS
Current assets
Cash and cash equivalents	3	$ 1,540,266	$ 1,131,358
Receivables and prepaids	4	17,091	14,910
Taxes recoverable		11,554	10,106
Marketable securities	5	-	71,500
		1,568,911	1,227,874
Non-current assets
Equipment	6	1,459	1,578
Reclamation deposits	7	51,911	68,183
Exploration and evaluation assets	7	3,161,831	3,721,207
		3,215,201	3,790,968
TOTAL ASSETS		$ 4,784,112	$ 5,018,842
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	$ 52,586	$ 127,109
SHAREHOLDERS’ EQUITY
Share capital	9	13,754,038	13,754,038
Share purchase warrant reserve	10	288,562	288,562
Share-based payment reserve	10	1,991,405	1,881,765
Deficit		(11,302,479)	(11,032,632)
		4,731,526	4,891,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$ 4,784,112	$ 5,018,842

See accompanying notes to the condensed interim consolidated financial statements

Max Resource Corp.

Condensed Interim Consolidated statements loss and of comprehensive loss

(Expressed in Canadian dollars - unaudited)

		Three months ended
	Notes	March 31, 2012	March 31, 2011

Expenses
Amortization		$ 119	$ 169
Consulting		25,482	24,528
Management fees	11	30,000	30,000
Office and miscellaneous		10,975	9,407
Professional fees		12,793	10,886
Stock-based compensation	9	109,640	318,745
Transfer agent, filing fees and shareholder relations		64,021	116,886
Travel and promotion		14,462	8,061
		(267,492)	(518,682)
Other items
Interest income		2,172	3,750
Loss on sale of marketable securities	5	(4,527)	-
		(2,355)	3,750

Loss for the period		(269,847)	(514,932)
Other comprehensive loss
Unrealized loss on marketable securities		-	(72,000)
Total loss and comprehensive loss for the period		$ (269,847)	$ (586,932)
Loss per share – basic and diluted	9	$ (0.01)	$ (0.02)

See accompanying notes to the condensed interim consolidated financial statements

Max Resource Corp.

Condensed Interim Consolidated statement of changes in equity

(Expressed in Canadian dollars)

		Share capital		Reserves
	Notes	Number of shares	Amount	Share purchase Warrant reserve	Share-based payment reserve	Investment revaluation reserve	Deficit	Total
Balance at January 1, 2011		21,699,230	$ 13,003,168	$ 288,562	$ 1,458,599	$ 84,000	$ (9,919,986)	$ 4,914,343
Comprehensive loss:
Loss for the period		-	-	-	-	-	(514,932)	(514,932)
Other comprehensive loss		-	-	-	-	(72,000)	-	(72,000)
Total comprehensive loss for the period		-	-	-	-	(72,000)	(514,632)	(586,932)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	9	-	-	-	318,745	-	-	509,357
Balance at March 31, 2011		21,699,230	$ 13,003,168	$ 288,562	$ 1,777,344	$ 12,000	$ (11,032,632)	$ 4,646,156

Balance at January 1, 2012		24,505,985	$ 13,754,038	$ 288,562	$ 1,881,765	$ -	$ (11,032,632)	$ 4,891,733
Comprehensive income:
Loss and comprehensive loss for the period		-	-	-	-	-	(269,847)	(269,847)
Transactions with owners, in their capacity as owners, and other transfers:
Stock-based compensation	9	-	-	-	109,640	-	-	109,640
Balance at March 31, 2012		24,505,985	$ 13,754,038	$ 288,562	$ 1,991,405	$ -	$ (11,302,479)	$ 4,731,526

See accompanying notes to the condensed interim consolidated financial statements

Max Resource Corp.

Condensed Interim Consolidated statements of cash flows

(Expressed in Canadian dollars - unaudited)

	Three months ended
	March 31, 2012	March 31, 2011
Operating activities
Loss for the period	$ (269,847)	$ (514,932)
Adjustments for:
Amortization	119	169
Loss on sale of marketable securities	4,527	-
Stock-based compensation	109,640	318,745
Changes in non-cash working capital items:
Increase in receivables and prepaids	(2,181)	(20,921)
Decrease (increase) in taxes recoverable	(1,448)	5,229
Decrease in trade payables and accrued liabilities	(74,523)	(36,083)
Net cash flows used in operating activities	(233,713)	(247,793)
Investing activities
Expenditures on exploration and evaluation assets	(112,139)	(19,320)
Exploration and evaluation asset recoveries	671,515	-
Recovery of reclamation bonds	16,272	1,421
Proceeds from sale of marketable securities	66,973	-
Net cash flows provided by (used in) investing activities	642,621	(17,899)
Change in cash and cash equivalents	408,908	(265,692)

Cash and cash equivalents, beginning of period	1,131,358	2,087,207
Cash and cash equivalents, end of period	$ 1,540,266	$ 1,821,515

See accompanying notes to the condensed interim consolidated financial statements

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

1.

Nature and continuance of operations

Max Resource Corp. (the “Company”) was incorporated on April 25, 1994, under the laws of the province of Alberta, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada and the United States. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “MXR”.

The head office, principal address records office and registered office of the Company are located at 2300 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X2.

These unaudited condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at March 31, 2012, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to finance operating costs over the next twelve months with funds on hand.

2.

Significant accounting policies and basis of preparation

These unaudited condensed interim consolidated financial statements were authorized for issue on May 30, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

These unaudited condensed consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited condensed consolidated financial statements do not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual financial statements for the Company for the year ended December 31, 2011.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

2.

Significant accounting policies and basis of preparation (cont’d)

Accounting standards issued by not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”.  Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New interpretation IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”

This new IFRIC clarifies when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods.  IFRIC 20 is effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

2.

Significant accounting policies and basis of preparation (cont’d)

Accounting standards issued by not yet effective (cont’d)

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3.

Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	March 31, 2012	December 31, 2011
Cash at bank	$ 240,266	$ 231,358
Guaranteed investment certificates	1,300,000	900,000
	$ 1,540,266	$ 1,131,358

4.

Receivables and prepaids

The components of receivables and prepaids are as follows:

	March 31, 2012	December 31, 2011
Accrued interest receivable	$ 9,104	$ 6,932
Prepaid expenses	7,957	4,223
	$ 17,091	$ 11,155

5.

Marketable securities

During the year ended December 31, 2010, the Company received an option payment, consisting of 600,000 shares with a market value of $90,000 from Kokanee Placer Ltd. (“Kokanee”), a publically traded British Columbia company.  The Company records these available for sale shares at fair value.  As at December 31, 2010, the fair value of these shares was $174,000.  During the year ended December 31, 2010, the Company recognized an unrealized gain of $84,000 on its marketable securities, which was recorded as other comprehensive income.  During the year ended December 31, 2011, the Company sold 50,000 of these common shares for proceeds of $9,780 resulting in a gain of $2,500.  At December 31, 2011, the Company held 550,000 common shares of Kokanee with a fair market value of $71,500 and as a result, the Company recognised an unrealized loss of $84,000 on its marketable securities, which was recorded as other comprehensive loss.

5.

Marketable securities (cont’d)

During the three months ended March 31, 2012, the Company sold its remaining 550,000 shares of Kokanee for proceeds of $66,793 resulting in a loss of $4,527.

6.

Equipment

Cost:
At December 31, 2011 and March 31, 2012	$ 5,148
Amortization:
At January 1, 2011	2,894
Charge for the year	676
At December 31, 2011	3,570
Charge for the period	119
At March 31, 2012	3,451
Net book value:
At December 31, 2011	$ 1,578
At March 31, 2012	$ 1,459

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets

	Balance December 31, 2010	Additions	Recoveries Received	Balance December 31, 2011	Additions	Recoveries Received	Balance March 31, 2012
Acquisition costs:
C de Baca, NM	$ 206,472	$ 19,319	$ -	$ 225,791	$ -	$ -	$ 225,791
Diamond Peak, NV	35,729	9,625	-	45,354	-	(3,417)	41,937
Ravin, NV	194,588	10,010	-	204,598	-	(3,560)	201,038
East Manhattan, NV	204,970	35,803	-	240,773	-	(3,773)	237,000
Howell, BC (Note 17)	37,500	-	-	37,500	-	(37,500)	-
Crowsnest, BC	8,817	-	-	8,817	-	(8,817)	-
Table Top, NV	70,720	11,624	-	82,344	-	(4,129)	78,215
Majuba Hill, NV	-	54,526	-	54,526	19,906	(1,330)	73,102
	758,796	140,907	-	899,703	19,906	(62,526)	857,083

Exploration costs:
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Diamond Peak, NV	58,092	2,371	-	60,463	-	-	60,463
Ravin, NV	504,987	-	-	504,987	-	-	504,987
East Manhattan, NV	101,854	6,327	-	108,181	1,792	-	109,973
Howell, BC	437,801	-	-	437,801	-	(437,801)	-
Crowsnest, BC	171,372	-	(184)	171,188	-	(171,188)	-
Table Top, NV	323,750	150,820	-	474,570	-	-	474,570
Majuba Hill, NV	-	828,718	-	828,718	90,441	-	919,159
	1,833,452	988,236	(184)	2,821,504	92,233	(608,989)	2,304,748
	$ 2,592,248	$ 1,129,143	$ (184)	$ 3,721,207	$ 112,139	$ (671,515)	$ 3,161,831

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets (cont’d)

C de Baca, New Mexico, United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until the commencement of production. After commencement of production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the year ended December 31, 2011 and the three months ended March 31, 2012, the Company did not incur exploration costs on the C de Baca project.

At March 31, 2012, the Bureau of Land Management (“BLM”) of New Mexico holds an $Nil reclamation bond (December 31, 2011 - $16,272) from the Company to guarantee reclamation of the environment on the property.  This reclamation bond was refunded to the Company during the three months ended March 31, 2012.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement, as amended June 30, 2010, to acquire a 100% interest in the claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

May 9, 2009

   50,000 (U.S.) (paid)

June 30, 2010 (on execution of amending agreement)

   25,000 (U.S.) (paid)

May 9, 2011 (as amended)

   35,000 (U.S.) (deferred)

May 9, 2012 (as amended)

   45,000 (U.S.) (deferred)

Each anniversary thereafter for 4 years (as amended)

   50,000 (U.S.)

The Company may purchase the property for US$300,000. If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of certain cash payments totaling US$470,000, the issuance of 600,000 common shares of Kokanee and incur mineral exploration commitments of $1,000,000.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets (cont’d)

Diamond Peak, Nevada, United States (cont’d)

During the year ended December 31, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company had only incurred costs of $148,841 at that point, a gain on option payments received of $39,893 has been recorded.  In June 2010, Kokanee advised the Company that they would not make the annual option payment of US$50,000 then due and would be abandoning their option on the property.

During the year ended December 31, 2011, the Company incurred $1,794 of drilling and assaying fees and $577 of field expenses on the Diamond Peak project.  During the three months ended March 31, 2012, the Company did not incur exploration costs on the Diamond Peak project; it received a refund on state property fees in the amount of $3,417.

At March 31 2012, the BLM holds a $14,500 reclamation bond (December 31, 2011 - $14,500) from the Company to guarantee reclamation of the property.

Ravin Claims, Nevada, United States

On September 10, 2007, as amended November 9, 2010, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin property, consisting of mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms, as amended, of the Option Agreement with Energex require the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid), $10,650 (US$10,000) by September 10, 2010 (paid) and $10,010 (US$10,000) by September 10, 2011 (paid),  with an additional US$10,000 on each anniversary thereafter, subject to increase to US$50,000 upon certain triggering events.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project. In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the year ended December 31, 2011 and the three months ended March 31, 2012, the Company did not incur exploration costs on the Ravin claims. During the three months ended March 31, 2012, the Company received a refund on state property fees in the amount of $3,560.

At March 31, 2012, the BLM holds an $8,046 reclamation bond (December 31, 2011 - $8,046) from the Company to guarantee reclamation of the environment on the property.

East Manhattan, Nevada, United States

On November 11, 2007, as amended December 4, 2008 and December 21, 2010, the Company entered into an Option Agreement with MSM Resource LLC (“MSM”), a Nevada corporation, for the acquisition of a 100% interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets (cont’d)

East Manhattan, Nevada, United States (cont’d)

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), $26,603 (US$25,000) by. December 4, 2009 (paid), $40,560 (US$40,000) by December 4, 2010 (paid), US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012, subject to securing a drill permit

In addition, the Company must make exploration expenditures totaling US$700,000 on the claims including the following minimum expenditures (subject to receipt of drill permits and securing a drill rig, which to the date of this report has not been received):

(i)

on or before the second anniversary, US$50,000 (completed);

(ii)

on or before the fourth anniversary, a further US$150,000 (deferred until drill permit received);

(iii)

on or before the fifth anniversary, a further US$200,000; and

(iv)

on or before the sixth anniversary, a further US$300,000.

The East Manhattan Property is subject to a 3% NSR royalty. Upon full exercise of the option, the Company will own 100% of the project.

During the year ended December 31, 2011, the Company incurred $6,045 of geological consulting and $282 of field expenses on the East Manhattan project.  During the three months ended March 31, 2012, the Company incurred field expenses of $1,792 and received a refund of state property fees of $3,773 on the East Manhattan project.

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia. On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totaling $60,000 to Eastfield ($10,000 paid on signing of the amended agreement), issuing 50,000 shares (issued) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011 - completed).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totaling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

In February 2010, the Government of British Columbia announced a halt to all ongoing mineral exploration work and mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company was immediately contacted by the Ministry of Energy, Mines and Petroleum Resources and discussions were initiated with respect to compensation.  During the three months ended March 31, 2012, the Company was reimbursed for all its expenditures on the Howell and Crowsnest properties in the total amount of $655,306.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets (cont’d)

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement (deferred indefinitely), US$35,000 on the second anniversary of the Agreement (deferred indefinitely) and US$50,000 on each anniversary thereafter for a term of ten years, subject to renewal.  The Company may buy the property at any time for US$300,000, at which point the annual payments will cease.

The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the year ended December 31, 2011, $27,139 of geological consulting, drilling and assaying fees of $109,682 and field expenses of $13,999 on the property.  During the three months ended March 31, 2012, the Company did not incur exploration costs on the Table Top property; it received a refund on state property fees in the amount of $4,129.

At March 31, 2012, the BLM holds a $19,127 reclamation bond (December 31, 2011 - $19,127) from the Company to guarantee reclamation of the environment on the property.

Majuba Hill, Nevada, United States

On March 4, 2011, the Company entered into an option agreement (“Agreement”) to acquire up to a 75% interest in the Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC., (“Claremont”) of Nevada. The terms of the Agreement with Claremont allow the Company to earn an initial 60% interest in the property over six years by spending US$6,500,000 on exploration of the property, as follows:

-

incurring $500,000 in exploration work by March 4, 2012 (completed);

-

incurring a further $750,000 in exploration work by March 4, 2013;

-

incurring a further $1,000,000 in exploration work by March 4, 2014;

-

incurring a further $1,250,000 in exploration work by March 4, 2015;

-

incurring a further $1,500,000 in exploration work by March 4, 2016; and

-

incurring a further $1,500,000 in exploration work by March 4, 2017.

The Company can increase its interest in the property to 75% by spending a further $3,500,000 on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1,500,000.

During the year ended December 31, 2011, the Company paid $19,560 (US$20,000) in lease payments on the Majuba Hill property. The Company incurred $34,966 for staking additional claims on the Majuba Hill property. During the three months ended March 31, 2011, the Company paid $19,906 (US$20,000) in lease payments on the Majuba Hill property and received a refund in state property fees in the amount of $1,330.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

7.

Exploration and evaluation assets (cont’d)

Majuba Hill, Nevada, United States (cont’d)

During the year ended December 31, 2011, the Company incurred $213,081 for geological consulting, $481,603 for drilling and $134,034 for field expenses on the Majuba Hill project.  During the three months ended March 31, 2012, the Company incurred $66,120 for geological consulting, $13,832 for drilling and $10,489 for field expenses on the Majuba Hill project.

At March 31, 2012, the BLM holds a $10,238 reclamation bond (December 31, 2011 - $10,238) from the Company to guarantee reclamation of the environment on the property.

7.

Trade payables and accrued liabilities

The components of trade payables and accrued liabilities are as follows:

	March 31, 2012	December 31, 2011
Trade payables	$ 8,735	$ 67,283
Amounts due to related parties (Note 11)	23,851	39,826
Accrued liabilities	20,000	20,000
	$ 52,586	$ 127,109

8.

Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2011 and March 31, 2012, there were 24,505,985 issued and fully paid common shares.

Private placement

On April, 2011, the Company completed a non-brokered private placement of 2,016,755 units at a price of $0.28 per unit for gross proceeds of $564,691.  Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at an exercise price of $0.38 per share until April 4, 2013.  Cash finder’s fees of $35,512 were paid with respect to a portion of this placement.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2012 was based on the loss attributable to common shareholders of $269,847 (2011 - $586,932) and the weighted average number of common shares outstanding of 24,505,985 (2011 – 21,699,230).

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

9.

Share capital (cont’d)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares to a maximum of 4,309,846.  Such options will be exercisable for a period of up to 5 years from the date of grant.  Options granted typically vest on the grant date.

The changes in options during the period are as follows:

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of period	3,040,000	$ 0.28	2,525,000	$ 0.30
Options granted	675,000	0.25	3,405,000	0.28
Options exercised	-	-	(790,000)	0.17
Options expired	-	-	(2,100,000)	0.35
Options outstanding, end of period	3,715,000	$ 0.27	3,040,000	$ 0.28
Options exercisable, end of period	3,475,000	$ 0.27	2,680,000	$ 0.28

Details of options outstanding as at March 31, 2012 are as follows:

Exercise price	Number of options outstanding	Expiry Date
$ 0.25	35,000	April 6, 2012*
0.40	250,000	April 12, 2012*
0.25	50,000	September 21, 2012
0.35	600,000	March 14, 2013
0.24	480,000	October 26, 2013
0.24	1,625,000	August 17, 2014
0.25	675,000	February 22, 2015
	3,715,000

* Subsequently expired unexercised

On March 14, 2011, the Company granted stock options to consultants to purchase 1,300,000 common shares at a price of $0.35 per share to March 14, 2013.  These options vested immediately.  The total fair value of $318,745 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.72% and an expected volatility of 111%.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

9.

Share capital (cont’d)

Stock options (cont’d)

On August 17, 2011, the Company granted stock options to consultants to purchase 1,625,000 common shares at a price of $0.24 per share to August 17, 2014.  These options vested immediately.  The total fair value of $186,063 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.27% and an expected volatility of 114%.

On October 26, 2011, the Company granted stock options to consultants to purchase 480,000 common shares at a price of $0.24 per share to October 26, 2013.  These options vest over a one year period.  The total fair value of $57,667 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.08% and an expected volatility of 102%.  The granting of these options resulted in a stock based compensation expense of $21,934 being recorded during fiscal 2011.

On February 22, 2012, the Company granted stock options to directors and officers to purchase 675,000 common shares at a price of $0.25 per share to February 22, 2015.  These options vested immediately.  The total fair value of $109,640 was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 1.22% and an expected volatility of 106%.

Warrants

As at March 31, 2012, the Company had 2,016,755 warrants exercisable at $0.38 until April 4, 2013.

The changes in warrants during the period are as follows:

	Three Months Ended March 31, 2012		Year Ended December 31, 2011
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning of period	2,016,755	$ 0.38	-	$ -
Warrants issued	-	-	2,016,755	0.38
Warrants outstanding, end of period	2,016,755	$ 0.38	2,016,755	$ 0.38

10.

Reserves

Stock option reserve

The stock option reserve records items recognized as stock-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital.

Warrant reserve

The warrant reserve records items recognized as stock-based compensation expense until such time that the warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Investment revaluation reserve

The investment revaluation reserve records unrealized gains and losses arising on available-for-sale financial assets, except for impairment losses and foreign exchange gains and losses.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

11.

Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2012	December 31, 2011
Company controlled by a director of the Company	$ 4,395	$ -
Directors of the Company	19,456	39,826
	$ 23,851	$ 39,826

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

Key management personnel compensation

Three Months Ended
	March 31, 2012	March 31, 2011
Short-term employee benefits – management fees	$ 30,000	$ 30,000
Geological consulting	30,060	-
	$ 60,060	$ 30,000

Refer also to Note 7 and 10.

12.

Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited with major banks in Canada. As most of the Company’s cash is held by two banks there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its HST receivable. This risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's primary source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to equity financing is dependent upon market conditions and market risks. There can be no assurance of continued access to significant equity funding.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

12.

Financial risk and capital management (cont’d)

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in United States dollar while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.  The majority of cash is held in Canadian dollars.

The following is a summary of Canadian dollar equivalent financial assets and liabilities that are denominated in United States dollars:

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 17,217	$ 22,197
Accounts payable	(33,055)	(101,594)
	$ (15,838)	$ (79,397)

Based on the above net exposures as at March 31, 2012, a 10% change in the United States dollar to Canadian dollar exchange rate could impact the Company’s net loss by $1,580.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on certain of its cash equivalents as some instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $13,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, net of cash and cash equivalents.

There were no changes in the Company's approach to capital management during the year.

The Company is not subject to any externally imposed capital requirements.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

12.

Financial risk and capital management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 1,540,266	$ 1,131,358
Loans and receivables:
Receivables and prepaids	17,091	14,910
Taxes recoverable	11,554	10,106
Reclamation deposits	51,911	68,183
Available-for-sale financial instruments:
Marketable securities	-	71,500
	$ 1,620,822	$ 1,296,057

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2012	December 31, 2011
Non-derivative financial liabilities:
Trade payables	$ 32,586	$ 107,109

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2012 and December 31, 2011:

As at March 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,540,266	$ -	$ -

As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,131,358	$ -	$ -
Marketable securities	71,500	-	-
	$ 1,202,858	$ - -	$ -

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

12.

Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

The following non-current assets are located in the following countries:

	As at March 31, 2012
	Canada	United States	Total
Property, plant and equipment	$ -	$ 1,459	$ 1,459
Reclamation deposits	-	51,911	51,911
Exploration and evaluation assets	-	3,161,831	3,161,831
	$ -	$ 3,215,201 -	$ 3,215,201

	As at December 31, 2011
	Canada	United States	Total
Property, plant and equipment	$ -	$ 1,578	$ 1,578
Reclamation deposits	-	68,183	68,183
Exploration and evaluation assets	655,306	3,065,901	3,721,207
	$ 655,306	$ 3,135,663 -	$ 3,790,969

14.

Non-cash transactions

During the three months ended March 31, 2012 and 2011 there were no significant non-cash transactions.

15.

Event after the reporting period

On April 9, 2012, the Company entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights immediately adjacent of its Majuba Hill project in Nevada.  The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year increasing incrementally to $30 per acre in year four and subsequent years.  NNR has the right to retain a 15-per-cent working interest or it can convert it to a net smelter return of 0.5-per-cent on base metals and 1-per-cent on precious metals in addition to retaining an overriding NSR of 1.75-per-cent on base metals and 3-per-cent on precious metals.

Max Resource Corp.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars - unaudited)

For the three months ended March 31, 2012

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ended March 31, 2012

This Management Discussion and Analysis  of Max Resource Corp. (“MAX” or the “Company”) provides analysis of the Company’s financial results for the three months ended March 31, 2012 and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31, 2012 and with the audited consolidated financial statements and notes thereto for the year ended December 31, 2011, all of which are available on SEDAR at www.sedar.com.  This discussion is based on information available as at May 30, 2012.

The accompanying March 31, 2012 condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements.  All amounts are expressed in Canadian dollars, unless otherwise stated.

Certain statements made may constitute forward-looking statements. Such statements involve a number of known and unknown risks, uncertainties and other factors. Actual results, performance and achievements may be materially different from those expressed or implied by these forward-looking statements.   Additional information about MAX Resource Corp. is available at www.sedar.com.

During the period under review, MAX received and announced the results from a four hole step out drill program completed at the Majuba Hill copper/silver/gold property in December 2011, where hole MM-18 intercepted 29.2 meters of 30.5 g/t Ag and 0.69% Cu at the newly discovered Desoto zone 1.4 km northwest of prior drilling.     Phase I drilling was completed at Majuba Hill in August of 2011, encountering long intervals of high-grade silver and copper in five of eight holes, as well as significant gold intercepts.  Highlights of this drilling included:

-

44.2 metres (m) of 71.0 grams per tonne (g/t) Ag, 0.15 g/t Au and 1.14% Cu in hole MM-06;

-

50.3 m of 50.8 g/t Ag, 0.31 g/t gold and 0.31% Cu in hole MM-07;

-

42.7 m of 37.5 g/t Ag and 0.38% Cu in hole MM-03;

-

45.7 m of 15.4 g/t Ag and 0.56% Cu in hole MM-02; and

-

89.3 m of 16.5 g/t Ag and 0.28% Cu in hole MM-05

MAX believes that Majuba Hill is a newly-defined copper/silver/gold porphyry system that is highly prospective for a bulk-tonnage, open pit deposit.   In May 2012 MAX began a Phase III drill program to test the southeast extension of near surface high grade supergene oxide mineralization identified during Phase I drilling at the historic Majuba Hill mine during 2011, as well as initiate delineation drilling at the DeSoto discovery zone 1.4 km to the northwest with a view to outlining an initial NI 43-101 compliant resource estimate by the end of 2012.

Majuba Hill copper/gold/silver property, Pershing County, Nevada

On March 4, 2011 MAX entered into an Option Agreement to acquire up to a 75% interest in the historic Majuba Hill Copper/Gold/Silver property in Pershing County, Nevada from Claremont Nevada Mines LLC..  The Majuba Hill Project encompasses 2,568 acres consisting of patented and unpatented lode mining claims and private mineral rights.

The terms of the Option Agreement with Claremont allow MAX to earn an initial 60% interest in the property over six years by spending US$6.5 Million on exploration of the property.  MAX can increase its interest in the property to 75% by spending a further $3.5 Million on exploration over a subsequent two year period.  The Majuba Hill property will be subject to a 3% NSR payable to the vendor, 1.5% of which may be purchased at any time for US$1.5 Million.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.   Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims and is located approximately halfway between the Florida Canyon Mine (Jipangju) and the Hycroft Mine (Allied Nevada Corporation).  The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur d'Alene Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur d’Alene Mines Corp. (TSX:CDM) Technical Report on the Rochester Mine is available on SEDAR).

Exploration and historic production data available on Majuba Hill outline excellent potential for the discovery of new economic zones of silver/copper and gold mineralization in a near surface environment.  Production reported from historic underground mines in the project area (see Nevada Bureau of Mines and Geology Bulletin 86) included:

•

184,000 ounces of silver

•

5,800 ounces of gold

•

2.8 million lbs of copper

In September 2011 MAX received and mapped the results of an extensive soil sampling program at Majuba Hill.  A total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.

On the northwest side of the Majuba Hill property, on unpatented land, assay results in soils ranged from 1.8 ppm Cu to 15,300 ppm (1.53%) Cu and from nil to 209 g/t Ag at the “DeSoto” zone.  Sampling undertaken on the newly identified “Ball Park” target area 1 km east of the Copper Stope target area (the site of MAX’s Phase I drill program completed in August 2011) returned values from 61.2 ppm to 132 ppm Cu and from 0.16 ppm to 2.5 g/t silver.  Both of these areas are identified on the soil geochemistry maps available on our web site at www.maxresource.com, with the target areas outlined in black.  MAX drilled both of these areas during a Phase II drill program that was completed in December 2011.

During the summer of 2011, MAX drilled eight core holes at the site of the past producing Majuba Hill mine on patented land.  Five of the eight holes were drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007.  This drilling confirms higher results for both copper and silver than previously reported by Minterra due to the improved sample recovery provided by core drilling.  In addition, significant gold (Au) values were encountered in all drill holes; no gold assays had previously been reported by Minterra, nor finding native gold in the holes as we have.

The complete assay results from the eight hole Phase I drill program at Majuba Hill are as follows:

Hole	Azimuth	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Au (g/t)	Ag (g/t)

MM-07	290	-45	146.4 m	76.2	126.5	50.3 m	0.31%	0.31	50.8
includes				106.7	126.5	19.8 m	0.53%	0.56	100.1

MM-06	-	90	119.8 m	1.5	97.5	96.0 m	0.57%	0.10	39.2
includes			119.8 m	1.5	45.7	44.2 m	1.14%	0.15	71.0

MM-02	243	-70	122.8 m	68.6	114.3	45.7 m	0.56%	0.07	15.4
includes				105.2	114.3	9.1 m	0.54%	0.11	39.3

MM-03	263	-70	158.6 m	91.5	134.1	42.7 m	0.38%		37.5
includes				102.1	112.8	10.7 m	0.93%		90.2

MM-05	279	-45	89.3 m	0	89.3	89.3 m	0.28%		16.5
includes				1.5	15.2	13.7 m	0.47%		30.0

MM-13	298	-56	135 m	0	135.0	135 m	0.02%		3.0

MM-15	255	-45	257 m	0	257.0	257 m	0.05%		4.3
includes				137.2	161.6	24.4 m	0.09%		12.3

MM-16	042	-45	111.2 m	0	111.2	111.2 m	0.06%	-	3.08

In October 2011 MAX commenced a Phase II core drilling program at Majuba Hill.   Four holes were drilled to test new target areas identified during mapping, data compilation and soil sampling conducted over a surface area in excess of 5,500 by 2,500 m during 2011.   The first hole of the Phase II program, MM-17 was drilled 730 m southeast of Phase I drilling  (see the listing of drill results in the table above) and intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag, indicating that this target area may be the extension of the high grade supergene oxide mineralization identified during Phase I drilling.

Two drill holes, MM-18 and MM-19, were drilled 1.4 km to the northwest of Phase I drilling to follow up on a high grade copper/silver soil anomaly approximately 1.5 km long by 500 m wide identified near the past producing DeSoto silver mine that returned values as high as 1.53% Cu and 209 g/t Ag in soils.   Hole MM-18 was drilled to a depth of 146 m and intercepted 29.2 meters of 30.5 g/t Ag and 0.69% Cu starting at 21.9 m from surface.   Hole MM-19 was drilled at the same location as hole MM-18 at an angle of –45 to the southeast, whereas hole MM-18 was drilled at the same angle to the northwest, and intercepted 3.6 m of 14.3 g/t Ag and 0.45% Cu within ten feet of surface.

The final hole of the Phase II program, MM-20, intercepted 293 m of 5.49 g/t Ag, 0.10 g/t Au and 0.09% Cu in sulfide mineralization in a porphyry-style alteration zone below the high grade Ag/Cu/Au oxide zone identified during Phase I drilling.  Gold mineralization grading 0.145 g/t Au, along with 6.3 g/t Ag and 0.13% Cu, was intercepted over the final 116 m of Hole MM-20, which was still in mineralization when terminated at the planned target depth.  The increase in gold, copper and molybdenum mineralization at depth and the long intersections of mineralization add more evidence that Majuba Hill is an extensive copper/silver/gold porphyry system that is highly prospective for the development of a bulk-tonnage open pit deposit.

Having discovered the primary zone of porphyry mineralization below Majuba Hill, MAX intends to concentrate its 2012 exploration activity on defining the high grade supergene (oxide) system located above this zone.  The initial hole of the Phase III program, MM-21, is located approximately 250 m southeast of the middle portal of the past producing Majuba Hill mine and will test a ridge of high grade oxide mineralization identified during geologic exploration in 2011 that appears to extend a further 500 m to the southeast to the “Ball Park” area, where hole MM-17 intercepted 42.7 m of 16.8 g/t Ag, 13.7 m of 15.9 g/t Ag and 6.16 m of 51.0 g/t Ag.   On completion of hole MM-21, the drill rig was moved to the DeSoto zone 1.4 km to the northwest to begin an extensive drill program to determine the overall grade and areal extent of the high grade copper/silver oxide mineralization (29.2 m of 30.5 g/t Ag and 0.69% Cu) intercepted by hole MM-18 in 2011.

Maps showing the results of soil sampling and drilling conducted during 2011, as well as the location of hole MM-21, can be viewed on our web site at www.maxresource.com.

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 49 element suite of minerals.  Standards, duplicates and blanks were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labelled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.

On April 9, 2012 MAX entered into a Mineral Lease with New Nevada Resources, LLC (“NNR”) for 560 acres of mineral rights (“Section 33) immediately adjacent of its Majuba Hill copper/silver/gold project in Nevada where soil sampling in 2011 identified a high grade soil anomaly covering a 1.5 km by 2 km area that returned values as high as 1.53% Cu and 209 g/t Ag in soils. This zone, centered around the past producing DeSoto silver mine, remains open to the south and east and appears to extend at least another 1 km to the northwest on Section 33.

The Mineral Lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year, increasing incrementally to $30 per acre in year four and subsequent years.  NNR has the right to retain a 15% working interest in Section 33 or can convert it to a NSR of 0.5% on base metals and 1% on precious metals, in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.

During the three months ended March 31, 2012, the Company incurred $66,120 for geological consulting, $13,832 for assays and $10,489 for field expenses on the Majuba Hill project.    This was offset by a refund of $1,330 received from the State of Nevada for claim fees paid during 2011.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 78 claims (1,560 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District.  Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounce per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of East Manhattan Wash, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.

In March 2009, the Company announced the results of the first large (bulk) sample taken from the EMW claims. This bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimetre in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 g/t gold and 1.2 g/t silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May of 2009 at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labelled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and was open in all four directions.  Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

In early November 2009, MAX received the assays from additional soil sampling completed at EMW.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm (1.5 g/t) gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south, the “Southeast Extension”.

In September 2010 MAX completed additional soil sampling that was designed to further delineate the geometry of the native gold mineralization at EMW, which previously encompassed the “Gold Pit”, the “Old Drill Hole Grid” and now includes the “Southeast Extension”.  This sampling has filled in the open areas within these grids, where 163 new samples were taken with significant values ranging from 0.05 ppm to 1.27 ppm (1.27 g/t) gold.   While the total mineralized zone now exposed at surface encompasses an area in excess of 5,500 by 1,500 feet in size, the mineralized area is much larger but is covered by either overburden or alluvium.

The Gold Pit, Old Drill Hole Grid and Southeast Extension are located in a volcanic rhyolite lithic tuff hosting coarse gold.  The sampling between the three pits has now enabled MAX to identify structural linear features seen in air photo images along with argillic alteration that appears to define where strong gold values may be found.  Historic pits dug by earlier prospectors have helped to define the areas of mineralization and to confirm the presence of gold.  An updated soil sampling map is now available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “We have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff.  Having now defined a large mineralized area at surface, permit applications have now been filed for a core drilling program to determine the depth of the mineralization, extend the known mineralization below cover, and to see if it increases in grade.”

During the three months ended March 31, 2012 the Company incurred field expenses of $1,792 and received a refund of state property fees of $3,773 on the East Manhattan project.

Diamond Peak gold-zinc project, Nevada

The Diamond Peak property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 58 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of silicified and intensely clay altered rocks which is 200 to 300 feet wide.

Pursuant to a May 2006 option agreement, Kokanee Minerals Inc. (TSX.V: KOK) had the option to earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration and reimbursing all lease payments, of which US$95,000 was paid to MAX during the current period along with 600,000 shares of Kokanee due under the terms of the agreement.   Kokanee began drilling at Diamond Peak in May 2010 and completed only two drill holes before advising MAX that it did not intend to make the annual option payment of $50,000 (U.S.) then due to MAX and would be abandoning its option on the property.

Max plans to explore the property using the original exploration program recommended to Kokanee.  In September 2010 MAX conducted an extensive soil sampling program at Diamond Peak.  A total of 375 samples were collected, with assay results as high as 5.8 g/t Ag, 4.3 g/t Ag and 3.2 g/t Ag in soils confirming the high silver zone in the southern part of the property and its continuation to the east.     Gold values to 90 ppb Au were obtained that confirm many of the gold zones previously examined and have also identified a new zone on the west side of the northern part of the property that has not yet been drilled.   Zinc values were returned as high as 648 ppm Zn that indicate that the mineralized system is far larger than originally thought, extending to the east of both the gold zone in the northern portion of the property and the silver zone in the south.

In November, 2010 MAX received and announced assay results from the holes drilled by Kokanee at Diamond Peak prior to their abandoning their interest in the property.   One of these holes, DP-02, contained an intercept of 0.588 g/t gold over 7.62 meters (25 feet) beginning at 155 feet, inclusive of a higher grade zone of 1.359 g/t gold over 1.52 m.  Hole DP-02 was a vertical hole drilled at the same location as a 60 degree angle hole drilled by MK Gold in 1999 that reported 2.08 g/t Au over 5 feet.

In addition, an outcrop sample recently taken from the silver zone in the southern portion of the property has returned an assay grade of 53.5 g/t silver.  This silver zone was identified during extensive soil sampling conducted in September 2010, with assay results as high as 5.8 g/t Ag, 4.3 g/t and 1.9 g/t silver in soils confirming the high silver zone and its continuation to the east.

Additional soil sampling recently undertaken at Diamond Peak has also identified a further zinc zone on the west side of the northern part of the property that had not been previously drilled or sampled.  This zone contains a sample grading 648 ppm Zinc.  Zinc geochemistry along the northeastern side of the property remains open and contains values greater than 200 ppm Zn along 600 feet of strike length.  This zone will be filled in with more geochemistry to the south and east to close off the mineralized system.  Maps of the sampling locations for gold, silver and zinc at Diamond Peak are now available on our website at www.maxresource.com.

Drill permits have been received and roads and drill pads have been cleared at Diamond Peak.  Drilling was scheduled for the fall of 2011 but was delayed in favour of conducting further drilling at Majuba Hill to follow up on encouraging drill results from the Phase I and II drill programs completed during the summer and fall of 2011.  The timing of drilling will be dependent on the receipt of additional funding and will follow up on:

-

an outcrop sampled by MK Gold that contained 3.4 ounces of silver per ton, which has potential to host a Contact Replacement Deposit (“CRD”) and was never followed up on;

-

the 11.6% zinc zone intercepted within 60 feet of surface by MK Gold in 1999;

-

a zone of mineralization which contains anomalous zinc, lead, and silver; and

-

extensive gold targets on the property and new claims acquired to the east that were defined by recent soil sampling programs.

During the three months ended March 31, 2012 MAX did not spend any money on exploration on the Diamond Peak property and received a refund of state property fees of $3,417.

Ian Smith, F.AusIMM, appointed as Director

In February 2012, Mr. Ian Smith, B.E. (Mining) Hons, F.AusIMM, CP Mgmt, was appointed as a director of the Company.

Mr. Smith graduated from the University of Queensland, Australia with a degree in mining engineering and has over 40 years of international experience in corporate development, operations, project management and consulting within the base, precious metals and coal industries.    Mr. Smith is the President and Chief Executive Officer of Yellowhead Mining Inc. (TSX.V: YMI) which is in the process of preparing a detailed Feasibility Study on the Harper Creek copper-gold-silver project in south central B.C., potentially one of the largest copper development projects in Canada.

Mr. Smith was recently President and CEO of bcMetals Corp., which had engineered the Red Chris copper/gold porphyry project for development in northwest BC prior to being acquired by Imperial Metals Corp.  His involvement with large scale open pit copper operations at a senior management level includes Bougainville Copper in Papua New Quinea, La Caridad in Mexico and the Zambian Copperbelt.   He was also President and a founding partner of one of North America's most successful mining industry consulting companies until it was purchased by Canadian interests in 1995.

Incentive Stock Options Granted

On February 22, 2012, MAX granted 675,000 incentive stock options to directors and officers at an exercise price of $0.25 per share for a period of three years.

Results of Operations – Three Months Ended March 31, 2012

During the three months ended March 31, 2012, the Company incurred operating expenses of $267,492 as compared to operating expenses of $518,682 for the three months ended March 31, 2011.  The significant changes during the current period compared to the same period a year prior are as follows:

During the three months ended March 31, 2012, the Company incurred $109,640 of stock-based compensation, a non-cash expense, on the granting of 675,000 stock options.  During the three months ended March 31, 2011, the Company incurred $318,745 of stock-based compensation on the granting of 1,300,000 stock options.

Transfer agent, filing fees and shareholder relations expenses decreased to $64,021 during the three months ended March 31, 2012 from the $116,886 incurred during the three months ended March 31, 2011.  This was primarily due to decreased expenditures on investor relations activities and advertising during the current period as compared to the same period a year prior.

Interest income decreased to $2,172 during the three months ended March 31, 2012 from the $3,750 earned during the prior year due to the lower cash balance maintained during the current period.

The loss on sale of marketable securities of $4,527 during the three months ended March 31, 2012 was a result of the Company selling its investment in Kokanee Placer Ltd.  There were no sales of marketable securities during the three months ended March 31, 2011.

As a result of the foregoing, the loss for the three months ended March 31, 2012 was $269,847 as compared to a loss of $514,932 for the three months ended March 31, 2011.

Summary of Quarterly Results

	Q1-12	Q4-11	Q3-11	Q2-11	Q1-11	Q4-10	Q3-10	Q2-10
Other Items ($)	(2,355)	(5,664)	4,096	5,146	3,750	19,500	21,000	(19,894)
Loss ($)	(269,847)	(172,438)	(288,698)	(136,578)	(514,932)	(117,996)	(88,609)	(153,606)
Loss per Share($)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)

The loss for the second quarter of 2010 increased to $153,606 from the loss of $115,104 incurred during the first quarter of fiscal 2010.  The increase in the loss was primarily due to stock-based compensation of $59,605, a non-cash expense on the granting of 300,000 incentive stock options.

The loss for the third quarter of 2010 decreased to $88,609 from the loss of $153,606 incurred during the second quarter of fiscal 2010.  The decrease in the loss was primarily due to a reduction in stock-based compensation expense, a non-cash expense.  During the second quarter of fiscal 2010, the Company incurred $59,605 of expense on the granting of 250,000 incentive stock options, while in the third quarter of fiscal 2010, the Company incurred only $5,509 of expense on the granting of 50,000 incentive stock options.

The loss for the fourth quarter of 2010 increased to $117,996 from the loss of $88,609 incurred during the third quarter of fiscal 2010.  The increase was due to an increase in professional fees of $29,344 due to an accrual for fiscal 2010 audit fees along with an increase in stock-based compensation, a non-cash expense, of $21,141 on the granting of 50,000 incentive stock options.

The loss for the first quarter of 2011 increased to $514,932 from the loss of $117,996 incurred during the fourth quarter of fiscal 2010.  The increase was primarily due to incurring $318,745 of stock-based compensation (a non-cash expense incurred on the granting of 1,300,000 incentive stock options) during the first quarter.

The loss for the second quarter of 2011 decreased to $136,578 from the loss of $514,932 incurred during the first quarter of fiscal 2011.  The decrease was due to the elimination of stock based compensation expense during the second quarter as no stock options were granted; this compares to stock-based compensation expense of $318,745 incurred during the first quarter of fiscal 2011.

The loss for the third quarter of 2011 increased to $288,698 from the loss of $136,578 incurred during the second quarter of fiscal 2011.  The increase was primarily due to stock-based compensation expense incurred during the third quarter of $186,063 on the granting of 1,625,000 stock options.

The loss for the fourth quarter of 2011 decreased to $172,438 from the loss of $288,698 incurred during the third quarter of fiscal 2011.  The decrease was primarily due to increased stock-based compensation expense incurred in the third quarter compared to the fourth quarter, when fewer options were granted and only a portion vested during the period.

The loss for the first quarter of fiscal 2012 increased to $269,847 from the loss of $172,438 incurred during the fourth quarter of fiscal 2011.  The increase is primarily due to an additional stock-based compensation expense incurred in the first quarter of fiscal 2012, when 675,000 stock options were granted that all vested immediately.

Liquidity and Solvency

At March 31, 2012, the Company had working capital of $1,516,325 and cash and cash equivalents on hand of $1,540,266.  This compares to working capital of $1,100,765 at December 31 2011, inclusive of cash and cash equivalents of $1,131,358.

The increase in cash of $408,908 during the three months ended March 31, 2012 was due to cash received from a settlement on the Howell and Crowsnest properties in the amount of $655,306, refund of certain other state property fees of $16,209,  the return of the reclamation bond on the C de Baca property in the amount of $16,272 and the proceeds from the sale of marketable securities in the amount of $66,973, less cash spent on operations of $233,713 and on evaluation and exploration assets of $112,139.

As of the date of this report, MAX has approximately $1.3 million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties for the next twelve months as well as its general and administrative expenses through the same period.

During the remainder of fiscal 2012, MAX intends to focus its efforts and cash resources on exploration for copper, gold and silver at its Majuba Hill project in Nevada.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	March 31, 2012	December 31, 2011
Company controlled by a director of the Company	$ 4,395	$ -
Directors of the Company	19,456	39,826
	$ 23,851	$ 39,826

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Key management personnel compensation

During the three months ended March 31, 2012, the Company paid management fees of $30,000 (2011 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.

During the three months ended March 31, 2012 the Company paid geologic consulting fees of $30,000 (US$30,000) (2011 - $Nil) to a private company controlled by Clancy Wendt, the VP Exploration and a Director of the Company.

Financial Risk and Capital Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada.  As most of the Company’s cash is held by two banks there is a concentration of credit risk.  This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.  The Company’s secondary exposure to risk is on its HST receivable.  This risk is considered to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs expenditures that are denominated in United States dollar while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following is an analysis of Canadian dollar equivalent of financial assets and liabilities that are denominated in United States dollars:

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 17,217	$ 22,197
Accounts payable	(33,055)	(101,594)
	$ (15,838)	$ (79,397)

Based on the above net exposures as at March 31, 2012, a 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $1,580.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its cash equivalents as these instruments have original maturities of three months or less and are therefore exposed to interest rate fluctuations on renewal.  A 1% change in market interest rates would have an impact on the Company’s net loss of $13,000.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, net of cash and cash equivalents.

There were no changes in the Company's approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 1,540,266	$ 1,131,358
Loans and receivables:
Receivables and prepaids	17,091	14,910
Taxes recoverable	11,554	10,106
Reclamation deposits	51,911	68,183
Available-for-sale financial instruments:
Marketable securities	-	71,500
	$ 1,620,822	$ 1,296,057

Financial liabilities included in the statement of financial position are as follows:

	March 31, 2012	December 31, 2011
Non-derivative financial liabilities:
Trade payables	$ 32,586	$ 107,109

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at March 31, 2012 and December 31, 2011:

As at March 31, 2012
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,540,266	$ -	$ -

As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 1,131,358	$ -	$ -
Marketable securities	71,500	-	-
	$ 1,202,858	$ - -	$ -

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of May 30, 2012.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements as at the date of this report.

Subsequent Event

On April 9, 2012, the Company entered into a mineral lease with New Nevada Resources LLC (“NNR”) for 560 acres of mineral rights immediately adjacent of its Majuba Hill project in Nevada.  The mineral lease with NNR is for a term of 20 years and calls for annual lease payments of $15 per acre in the first year increasing incrementally to $30 per acre in year four and subsequent years.  NNR has the right to retain a 15-per-cent working interest or it can convert it to a net smelter return of 0.5% on base metals and 1% on precious metals in addition to retaining an overriding NSR of 1.75% on base metals and 3% on precious metals.

Equity Securities Issued and Outstanding

The Company has 24,505,985 common shares issued and outstanding as of May 30, 2012.  In addition, there are 2,016,755 warrants outstanding that are exercisable at $0.38 expiring April 4, 2013 and 3,430,000 incentive stock options outstanding with exercise prices ranging between $0.24 and $0.35 expiring to February 22, 2015.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  June 4, 2012

By:      /s/ Stuart Rogers

Stuart Rogers

Director